SO 12/2/02

ANNUAL AUDITED REPORT FORM x-17a-5 PART III

[redacted]

UNITED STATES
SECURITIES AND EXCHANGE C
Washington, D.C. 2054

02019279

FILE NUMBER
8-34029

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/29/01 (MM/DD/YY) AND ENDING 9/27/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AmeriVest, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

NOV 26

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4211 South 102nd Street
(No. and Street)

Omaha	Nebraska	68127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Mary Nocita (402) 331-7856
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

2000 First National Center	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Nocita swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmeriVest, Inc., as of September 27, 2002, are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name Mary Nocita

Title President

GENERAL NOTARY-State of Nebraska
CHERYL L. SMITH
My Comm. Exp. March 10, 2004

Cheryl L. Smith
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Supplemental Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

Deloitte & Touche LLP
1620 Dodge Street
First Financial Center, Ste. 2000
Omaha, Nebraska 68102-1578

Tel: (402) 346-7788
Fax: (402) 344-0372
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

AmeriVest, Inc.
Omaha, Nebraska

We have audited the following financial statements of AmeriVest, Inc. (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation) as of September 27, 2002 and September 28, 2001, and for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AmeriVest, Inc. at September 27, 2002 and September 28, 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of AmeriVest, Inc. as of September 27, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Corporation's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
November 11, 2002

AMERIVEST, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

ASSETS	2002	2001
Cash and Cash Equivalents	$ 60,073	$ 100,210
Goodwill - Net of accumulated amortization of $38,100 in 2001	-	88,900
Other Assets	-	21
Total Assets	$ 60,073	$ 189,131
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commitments and Contingencies		
Stockholder's Equity:		
Common Stock, no par value, authorized 1,000,000 shares; 100,000 shares issued and outstanding	$ 19,705	$ 19,705
Additional Paid-In Capital	22,037	152,000
Retained Earnings	18,331	17,426
Total Stockholder's Equity	$ 60,073	$ 189,131

See notes to financial statements.

AMERIVEST, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

	2002	2001
Operating Revenues:		
Commissions	$ 132,990	$ 601,783
Rebates from affiliated company	66,697	486,609
Other	27,523	105,538
Total Operating Revenues	227,210	1,193,930
Operating Expenses:		
Employee compensation and benefits	69,900	383,611
Clearance charges from affiliated company	-	61,050
Communications	8,168	42,140
Data processing charges from affiliated company	40,624	95,538
Administrative charges from Parent and affiliated company, net	94,666	531,896
Occupancy and equipment costs	7,761	29,049
Regulatory fees and expenses	3,994	19,650
Amortization of goodwill	-	6,350
Other	665	26,755
Total Operating Expenses	225,778	1,196,039
Income (Loss) Before Provision for Income Taxes	1,432	(2,109)
Provision for Income Taxes	527	1,691
Net Income (Loss)	$ 905	$ (3,800)

See notes to financial statements.

AMERIVEST, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, September 30, 2000	$ 167,931	$ 19,705	$ 127,000	$ 21,226
Contribution of Capital by Parent Company	25,000	-	25,000	-
Net loss	(3,800)	-	-	(3,800)
Balance, September 28, 2001	189,131	19,705	152,000	17,426
Dividends to Parent	(129,963)	-	(129,963)	-
Net income	905	-	-	905
Balance, September 27, 2002	$ 60,073	$ 19,705	$ 22,037	$ 18,331

See notes to financial statements.

AMERIVEST, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 27, 2002 AND SEPTEMBER 28, 2001

	2002	2001
Cash Flows from Operating Activities:		
Net income (loss)	$ 905	$ (3,800)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Amortization of goodwill	-	6,350
Change in other assets	21	4
Net cash flows from operating activities	926	2,554
Cash Flows from Financing Activities:		
Capital contribution by Parent	-	25,000
Dividends to Parent	(41,063)	-
Net cash flows from financing activities	(41,063)	25,000
Net (Decrease) Increase in Cash and Cash Equivalents	(40,137)	27,554
Cash and Cash Equivalents at Beginning of Year	100,210	72,656
Cash and Cash Equivalents at End of Year	$ 60,073	$ 100,210
Supplemental Cash Flow Information:		
Income taxes paid	$ 527	$ 1,691

See notes to financial statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AmeriVest, Inc. (the "Corporation") is a wholly-owned subsidiary of Ameritrade Holding Corporation (the "Parent Company") and is an introducing broker-dealer that provides discount securities brokerage and related financial services.

The financial statements include material related party transactions consisting of certain amounts which represent allocations made from or to affiliated companies. Such amounts are settled at the end of each reporting period. Accordingly, there were no amounts due to or due from affiliated companies as of September 27, 2002 or September 28, 2001.

The Corporation executes and clears trades through an affiliated brokerage firm, Ameritrade, Inc. (formerly Advanced Clearing, Inc.) Therefore, the Corporation is not subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, as it is exempt under paragraph (k)(2)(ii) of the Rule.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at September 27, 2002 or September 28, 2001 or during the years then ended.

The Corporation reports on a fifty-two/fifty-three week year. The fiscal years ended September 27, 2002 and September 28, 2001 contained fifty-two weeks.

The Corporation considers temporary, highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Corporation considers the amounts presented for financial instruments on the Statements of Financial Condition to be reasonable estimates of fair value.

The Corporation adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on September 29, 2001. Goodwill amortization ceased upon adoption of this standard. In addition, no impairment resulted from the Corporation's transitional impairment test.

The Corporation files a consolidated income tax return with the Parent Company on a calendar year basis. The effective tax rate differs from the statutory tax rate due to nondeductible goodwill.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined in the Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 27, 2002, the Corporation had net capital of $60,073 and a net capital requirement of $50,000, respectively.

3. EMPLOYEE BENEFIT PLAN

The Parent Company has a 401(k) and profit-sharing plan, under which the Corporation's annual contribution and matching contributions are determined at the discretion of the Parent Company's Board of Directors. Profit-sharing expense for the years ended September 27, 2002 and September 28, 2001 were $0 and $7,028, respectively. There was no 401(k) expense for the years ended September 27, 2002 and September 28, 2001.

The Corporation's employees participate in the Parent Company's stock option and incentive plans. The Corporation generally recognizes no compensation expense relating to the plans.

4. COMMITMENTS AND CONTINGENCIES

The Corporation is a party to legal matters arising in the ordinary course of its business. In management's opinion, the Corporation has adequate legal defenses respecting these actions and does not believe that any such matters, either individually or in the aggregate, will materially affect the Corporation's results of operations or its financial position.

In the normal course of business, the Corporation's customer activities involve, through its clearing firm, various securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Corporation leases certain computer and office equipment under various operating leases and rents its facilities through an affiliated company on a month-to-month basis. The Corporation's total rental expense was $6,569 and $27,786 for the years ended September 27, 2002 and September 28, 2001, respectively.

5. RELATED PARTY TRANSACTIONS

The following related party transactions at September 27, 2002 and September 28, 2001 are included in the accompanying financial statements:

	2002	2001
Rebates - affiliated company	$ (76,684)	$ (486,609)
Clearance charges from affiliated company	-	61,050
Data processing charges from affiliated company	40,624	95,538
Affiliate administrative allocation	94,666	463,896
Parent administrative allocation	43,284	68,000

The administrative charges vary with the level of the Corporation's operations. Amounts are settled with the affiliated companies at the end of each reporting period. Accordingly, there were no amounts due to or due from affiliated companies as of September 27, 2002 or September 28, 2001.

Ameritrade, Inc. (formerly Advanced Clearing, Inc.), an affiliate, gives a rebate to the Corporation of net interest income earned on the Corporation's customer account balances and of commissions based on transaction volume.

The Corporation's common stock has been pledged as collateral on the Parent Company's revolving line of credit.

Effective January 1, 2002, the Corporation transferred its customer relationships to Ameritrade, Inc. No revenues or expenses are reflected in the accompanying financial statements for such customer accounts subsequent to this transfer. In connection with the transfer, goodwill of $88,900 was transferred to Ameritrade, Inc. This goodwill transfer is reflected as a dividend in the accompanying financial statements.

6. SUBSEQUENT EVENT

On November 11, 2002, a Form BDW was filed requesting withdrawal of the Corporation's registration as a broker and dealer in securities.

AMERIVEST, INC.
(A Wholly-Owned Subsidiary of Ameritrade Holding Corporation)

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF SEPTEMBER 27, 2002

Aggregate Indebtedness	$ -
Stockholder's Equity/Net Capital	$ 60,073
Minimum Net Capital Requirement	$ 50,000
Net Capital in Excess of Requirement	$ 10,073
Ratio of Aggregate Indebtedness to Net Capital	Nil

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Corporation's unaudited Part IIA FOCUS Report filing as of September 27, 2002.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

AmeriVest, Inc.
Omaha, Nebraska

In planning and performing our audits of the financial statements of AmeriVest, Inc. (the "Corporation") (a wholly-owned subsidiary of Ameritrade Holding Corporation) for the years ended September 27, 2002 and September 28, 2001, on which we issued our report dated November 11, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements due to error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at September 27, 2002 and September 28, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
November 11, 2002

AMERIVEST, INC.

Financial Statements for the Years Ended September 27, 2002 and September 28, 2001 and Supplemental Schedule and Supplemental Report on Internal Control for the Year Ended September 27, 2002 and Independent Auditors' Report